Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

February 10, 2021

Ronald (Ron) E. Alper Division of Corporation Finance Office of Real Estate & Construction U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Roth CH Acquisition III Co. Registration Statement on Form S-1 Filed January 12, 2021 File No. 333-252044

Dear Mr. Alper:

On behalf of our client, Roth CH Acquisition III Co. (the “Company”), we hereby provide a response to the comment issued in a letter dated February 5, 2021 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter below. The numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

Ron Alper February 10, 2021 Page 2

Registration Statement on Form S-1 Filed January 12, 2021

Use of Proceeds, page 38

1.	Please revise this section to address the business combination marketing agreement and the amount of the payments pursuant to the marketing agreement with Roth and Craig-Hallum in a footnote or other text.

Response: The Company has revised the section addressing the business combination marketing agreement and the amount of the payments pursuant to the marketing agreement with Roth and Craig-Hallum in footnote 3 to the Use of Proceeds table in response to the Staff’s comments.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner